SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2017
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Process number	253
Date of the Meeting	4/28/2017 9:00	CONSOLIDATED VOTE MAP - TOTAL
Type of Meeting	ASM - Annual Shareholders Meeting

Deliberation Code	Status of the Deliberation	Type of Deliberation	Deliberation Vote					Distribution of Votes % (average)	Candidate's Code	Candidate's name	Candidate's Situation	Candidate's Vote			Amount of assets - ADR Depositary vote
			FOR	AGAINST	ABSTAIN	YES	NO					FOR	DISAPPROVE	ABSTAIN
1	ACTIVE	SIMPLE DELIBERATION	131,082,601	-	3,845							-	-	-	131,086,446
2 a	ACTIVE	SIMPLE DELIBERATION	131,085,265	-	1,181							-	-	-	131,086,446
2 b	ACTIVE	SIMPLE DELIBERATION	131,085,265	-	1,181										131,086,446
2 c	ACTIVE	SIMPLE DELIBERATION	46,056,667	85,028,598	1,181										131,086,446
2 c - Controlling	ACTIVE	SIMPLE DELIBERATION	85,028,598	39,852,964	-										124,881,562
3	ACTIVE	ELECTION OF THE BOARD OF DIRECTORS								MAURÍCIO SCHULMAN - INDICATED BY THE STATE OF PARANÁ, MAJORITY SHAREHOLDER	ACTIVE	87,169,035	5,358,373	38,302,620	130,830,028
3	ACTIVE	ELECTION OF THE BOARD OF DIRECTORS								ANTONIO SERGIO DE SOUZA GUETTER - INDICATED BY THE STATE OF PARANÁ, MAJORITY SHAREHOLDER	ACTIVE	87,136,635	5,390,773	38,302,620	130,830,028
3	ACTIVE	ELECTION OF THE BOARD OF DIRECTORS								ROGERIO PERNA - INDICATED BY THE STATE OF PARANÁ, MAJORITY SHAREHOLDER	ACTIVE	86,584,838	4,363,983	38,828,655	129,777,476
3	ACTIVE	ELECTION OF THE BOARD OF DIRECTORS								LUIZ HENRIQUE TESSUTTI DIVIDINO - INDICATED BY THE STATE OF PARANÁ, MAJORITY SHAREHOLDER	ACTIVE	87,135,193	5,392,215	38,302,620	130,830,028
3	ACTIVE	ELECTION OF THE BOARD OF DIRECTORS								GEORGE HERMANN RODOLFO TORMIN - INDICATED BY THE STATE OF PARANÁ, MAJORITY SHAREHOLDER	ACTIVE	87,135,193	5,392,215	38,302,620	130,830,028
3	ACTIVE	ELECTION OF THE BOARD OF DIRECTORS								LEILA ABRAHAM LORIA - INDICATED BY BNDES PARTICIPAÇÕES S.A. – BNDESPAR	ACTIVE	123,582,773	-	-	123,582,773
3	ACTIVE	ELECTION OF THE BOARD OF DIRECTORS								OLGA STANKEVIVIUS COLPO - INDICATED BY BNDES PARTICIPAÇÕES S.A. – BNDESPAR	ACTIVE	123,582,773	-	-	123,582,773
4	ACTIVE	ELECTION OF FISCAL COUNCIL								NORBERTO ANACLETO ORTIGARA – EFFECTIVE AND OSNI RISTOW - ALTERNATE - INDICATED BY MAJORITY SHAREHOLDER	ACTIVE	92,536,408	-	38,302,620	130,839,028
4	ACTIVE	ELECTION OF FISCAL COUNCIL								MAURO RICARDO MACHADO COSTA - EFFECTIVE AND ROBERTO BRUNNER - ALTERNATE - INDICATED BY MAJORITY SHAREHOLDER	ACTIVE	92,536,408	-	38,302,620	130,839,028
4	ACTIVE	ELECTION OF FISCAL COUNCIL								NELSON LEAL JUNIOR - EFFECTIVE AND GILMAR MENDES LOURENÇO - ALTERNATE - INDICATED BY MAJORITY SHAREHOLDER	ACTIVE	86,909,759	17,310	43,911,959	130,839,028
5	ACTIVE	SIMPLE DELIBERATION	124,748,777	6,336,488	1,181										131,086,446
6	ACTIVE	SIMPLE DELIBERATION	131,085,265	-	1,181										131,086,446

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 28, 2017

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Antonio Sergio de Souza Guetter
Antonio Sergio de Souza Guetter Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.